UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934


ChromaDex Corporation
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
171077407
(CUSIP Number)
April 5, 2021.
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	171077407

1	Names of Reporting Persons
	Yong Rong (HK) Asset Management Limited
2	Check the appropriate box if a member of a Group (see
instructions)
	(a)  [ ]
        (b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		-0-
	6	Shared Voting Power
		4,981,317 (1)
	7	Sole Dispositive Power
		-0-
	8	Shared Dispositive Power
		6,669,802 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,669,802 (2)
10	Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	9.9911% (3)
12	Type of Reporting Person (See Instructions)
	CO

(1)	Represents the sum of (i) 3,846,153 shares of common stocks of the
Issuer issuable to EverFund pursuant to the Securities Purchase Agreement entered into between the Issuer and EverFund on February 20, 2021 (as reported in the Issuer's Current Report on Form 8-K as filed by the
Issuer with the SEC on February 22, 2021). And (ii) 285,164 shares of common stock of the Issuer owned directly by Yong Rong Global Excellence Fund, and (iii) 850,000 shares of common stock of the Issuer owned directly by Bayroad Holdings Limited.
(2)	Represents the sum of
(i) 3,846,153 shares of common stocks of the Issuer issuable to EverFund pursuant to the Securities Purchase Agreement entered into between the Issuer and EverFund on February 20, 2021 (as reported in the Issuer's Current Report on Form 8-K as filed by the Issuer with the SEC on February 22, 2021). And
(ii) 285,164 shares of common stock of the Issuer owned directly by Yong Rong Global Excellence Fund, and
(iii) 850,000 shares of common stock of the Issuer owned directly by Bayroad Holdings Limited. And
(iv) 1,688,485 shares of the Issuer underlying swaps owned by Yong Rong Global Excellence Fund via Bank of America Merrill Lynch and Goldman Sachs. The Reporting Person Yong Rong (HK) Asset Management Limited is the investment manager of EverFund, Yong Rong Global Excellence Fund and Bayroad Holdings Limited.
(3) Based on 66,757,335 shares of the Issuer's common stock outstanding as of March 15, 2021.




SCHEDULE 13G

CUSIP No.	171077407

1	Names of Reporting Persons
	EverFund
2	Check the appropriate box if a member of a Group (see
instructions)
	(a)  [ ]
        (b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
5	Sole Voting Power
		-0-
6	Shared Voting Power
		3,846,153 (1)
7	Sole Dispositive Power
		-0-
8	Shared Dispositive Power
		3,846,153 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,846,153
10	Check box if the aggregate amount in row (9) excludes
certain shares (See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	5.76% (2)
12	Type of Reporting Person (See Instructions)
	CO

(1)	Represents the sum of 3,846,153 shares of common stocks of the
Issuer issuable to EverFund pursuant to the Securities Purchase
Agreement entered into between the Issuer and EverFund on February 20, 2021 (as reported in the Issuer's Current Report on Form 8-K as filed by the Issuer with the SEC on February 22, 2021).
(2)	Based on 66,757,335 shares of the Issuer's common stock
outstanding as of March 15, 2021.

SCHEDULE 13G

CUSIP No.	171077407

1	Names of Reporting Persons
	Yong Rong Global Excellence Fund
2	Check the appropriate box if a member of a Group (see
instructions)
	(a)  [ ]
        (b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
5	Sole Voting Power
		-0-
6	Shared Voting Power
		285,164
7	Sole Dispositive Power
		-0-
8	Shared Dispositive Power
		1,973,649 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,973,649 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	2.96% (2)
12	Type of Reporting Person (See Instructions)
	CO

(1)	Represents the sum of
(i)     285,164 shares of common stock of the
Issuer owned directly by Yong Rong Global Excellence Fund, and
(ii) 1,688,485 shares of the Issuer underlying swaps owned by Yong Rong Global Excellence Fund via Bank of America Merrill Lynch and
Goldman Sachs.
(2)	Based on 66,757,335 shares of the Issuer's common stock
outstanding as of March 15, 2021.

SCHEDULE 13G

CUSIP No.	171077407

1	Names of Reporting Persons
	Bayroad Holdings Limited
2	Check the appropriate box if a member of a Group (see
instructions)
	(a)  [ ]
        (b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
5	Sole Voting Power
		-0-
6	Shared Voting Power
		850,000
7	Sole Dispositive Power
		-0-
8	Shared Dispositive Power
		850,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	850,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	1.27% (2)
12	Type of Reporting Person (See Instructions)
	CO

(1)	Represents the sum of
(i)     850,000 shares of common stock of the
Issuer owned directly by Bayroad Holdings Limited
(2)	Based on 66,757,335 shares of the Issuer's common stock
outstanding as of March 15, 2021.


Item 1.	Issuer
(a)	Name of Issuer: ChromaDex Corporation (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices:
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024

Item 2.	Filing Person
(a)	Name of Person Filing:
i)	Yong Rong (HK) Asset Management Limited;
ii)	EverFund; and
iii)	Yong Rong Global Excellence Fund; and
iV)     Bayroad Holdings Limited
(b)	Address of Principal Business Office or, if None, Residence:
i)	Yong Rong (HK) Asset Management Limited: Suite 3008, 30/F,
Two Exchange Square, 8 Connaught Place, Central, Hong Kong;
ii)	EverFund: PO Box 309, Ugland House, Grand Cayman, KY1-1104,
Cayman Islands; and
iii)	Yong Rong Global Excellence Fund: PO Box 309, Ugland House,
Grand Cayman,
KY1-1104, Cayman Islands.
iV) Bayroad Holdings Limited: Room 1305, 13F Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Kowloon,
Hong Kong.
(c)	Citizenship:
i)	Yong Rong (HK) Asset Management Limited, a Hong Kong private company limited by shares;
ii)	EverFund, a Cayman Islands company with limited liability;
and
iii)	Yong Rong Global Excellence Fund, a Cayman Islands company
with limited liability.
iv)     Bayroad Holdings Limited, a Hong Kong private
company limited by shares;
(d)	Title and Class of Securities:
Common stock, $0.001 par value per share
(e)	CUSIP No.:	171077407

Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c),
check whether the person filing is a:
(a)	_ Broker or dealer registered under Section 15 of the Act;
(b)	_ Bank as defined in Section 3(a)(6) of the Act;
(c)	_ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	_ Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	_ An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	_ An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	_ A parent holding company or control person in accordance
with Rule 13d-1 (b)(1)(ii)(G);
(h)	_ A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	_ A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company
Act of 1940;
(j)	_ A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	_ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	      Ownership
(a) and (b)	Amount Beneficially Owned and Percent of Class:
i) EverFund directly owns 3,846,153 shares of common stocks of the Issuer, which represents approximately 5.76% of the outstanding shares of common stock of the Issuer.
ii) Yong Rong Global Excellence Fund owns 285,164 shares of common stocks of the Issuer and 1,688,485 shares of the Issuer underlying swaps via Bank of America Merrill Lynch and Goldman Sachs, which represents approximately 2.96% of the outstanding shares of common stock of the Issuer.
iii) Bayroad Holdings Limited owns 850,000 shares of common stocks of the Issuer, which represents approximately 1.27% of the outstanding shares of common stock of the Issuer.
iv) Yong Rong (HK) Asset Management Limited (the "Investment Manager") is the sole investment manager of EverFund, Yong Rong
Global Excellence Fund and Bayroad Holdings Limited, as such, the Investment Manager collectively may be deemed to beneficially own 6,669,802 shares of common stock and underlying swaps of the Issuer, which represents approximately 9.9911% of the outstanding shares of common stock of the Issuer.

(c)	Number of shares as to which such person has:

Number of Shares of Common Stock
Reporting Person
Yong Rong (HK) Asset Management Limited	(ii) 4,981,317 (iv) 6,669,802
EverFund (ii) 3,846,153 (iv) 3,846,153
Yong Rong Global Excellence Fund (ii) 285,164 (iv) 1,973,649
Bayroad Holdings Limited (ii) 850,000 (iv) 850,000

(i)  Sole power to vote or direct the vote
(ii)  Shared power to vote or to direct the vote
(iii)  Sole power to dispose or to direct the disposition of
(iv)  Shared power to dispose or to direct the disposition of


Item 5.	Ownership of Five Percent or Less of a Class.
	Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
	Not applicable
Item 8.	Identification and classification of members of the group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021.

YONG RONG (HK) ASSET MANAGEMENT LIMITED
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager

EVERFUND
By: /s/ Cai Xiaoxiao
Name: Cai Xiaoxiao
Title: Fund Director

YONG RONG GLOBAL EXCELLENCE FUND
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager

BAYROAD HOLDINGS LIMITED
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager



EXHIBIT 99.1
Joint Filing Agreement
The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated:  April 5, 2021.

YONG RONG (HK) ASSET MANAGEMENT LIMITED
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager

EVERFUND
By: /s/ Cai Xiaoxiao
Name: Cai Xiaoxiao
Title: Fund Director

YONG RONG GLOBAL EXCELLENCE FUND
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager

BAYROAD HOLDINGS LIMITED
By: /s/ Huang Yong
Name: Huang Yong
Title: Director of the Investment Manager